UNITED STATES
                                   SECURITIES AND EXCHANGE COMMISSION
                                                WASHINGTON, D.C. 20549


     DIVISION OF
CORPORATION FINANCE


                                                                  May 3, 2019

  By E-Mail

  Douglas K. Schnell, Esq.
  Wilson Sonsini Goodrich & Rosati, Professional Corporation
  650 Page Mill Road
  Palo Alto, CA 94304-1050

          Re:      Liberated Syndication, Inc.
                   Preliminary Proxy Statement
                   Filed April 26, 2019 by Camac Fund, LP, Camac Partners, LLC, Camac
                     Capital, LLC, Eric Shahinian, Michael Cricenti, Simeon McMillan, Adam
                     Pincus and Bradley M. Tirpak
                   File No. 000-55779

  Dear Mr. Schnell:

        We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

         Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

         After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

  Preliminary Proxy Statement

  1. Note that you must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Provide us supplementally, or disclose, the factual foundation for the disclosure referenced below. In this regard, note that the factual foundation for such assertion must be reasonable. Refer to Rule
14a-9.

                   The board "line[d] the pockets of Libsyn's senior executives..."

                   The current directors were not properly elected at the last annual meeting.

                   The current directors "abdicated their responsibility to create value for all stockholders."
 Douglas K. Schnell, Esq.
Wilson Sonsini Goodrich & Rosati, Professional Corporation
May 3, 2019
Page 2

2. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Provide support for your statement that:
           that management has an "alarming track record..."
           that the company has "runaway executive compensation ...and poor capital allocation."
           that the board is "entrenched."
           the disclosure in the first bullet point on page 2;
           the disclosure in the second bullet point on page 2 relating to the amounts of compensation to be paid to Mr. Spencer and Mr. Busshaus and the assertion that such amounts "are wildly disproportionate for a company of Libsyn's size."
           the disclosure in the fourth bullet point on page 2 that the company's capital structure is "wildly inappropriate ...for a company of Libsyn's size."

Why you were went this wtatement, page 2

3. It appears that you believe the proposals to be presented at the special meeting do not need to be set definitively in this proxy statement. If so, please state this and provide us your legal analysis under Nevada law and the company's organizational documents, as applicable, of your ability to proceed in this manner.

Our Plans for the special meeting, page 4

4. We note that you intend to propose the removal of the company's directors. Please revise your disclosure to describe what effect, if any, such removal may have on the company, such as acceleration of incentive compensation or debt or trigger of change of control payments to employees.

5. We note in Proposal 4 that the election of your nominees may depend on approval of
       Proposal 2. Please revise your disclosure to explain the consequence of security holders approving Proposal 1 but not Proposal 2 and tell us what consideration you have given to specifying which nominees would be elected to the board of directors if Proposal 2 is not approved and there are not enough vacancies for all of your nominees. Also, please tell us why Proposal 4 is not dependent also on the approval of Proposal 3.

6. Please tell us what consideration you have given to revising the business backgrounds of
       Mr. McMillan and Mr. Pincus to specify their business experience for the past five years.
 Douglas K. Schnell, Esq.
Wilson Sonsini Goodrich & Rosati, Professional Corporation
May 3, 2019
Page 3

Written request procedures, page 6

7. Please revise your disclosure to describe any deadline by which you need to have reached the 25% threshold from the receipt of the first consent or the mailing of the proxy statement.

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff

       Please direct any questions to me at (202) 551-3619.

                                                            Sincerely,

                                                            /s/ Daniel F.
Duchovny
                                                            Daniel F. Duchovny
                                                            Special Counsel
                                                            Office of Mergers
and Acquisitions